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                         July 18, 2022

       Chester S. Zygmont, III
       Chief Financial Officer
       Revelation Biosciences, Inc.
       4660La Jolla Village Drive, Suite 100
       San Diego, California 9222

                                                        Re: Revelation
Biosciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 13, 2022
                                                            File No. 333-266108

       Dear Mr. Zygmont:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Joseph P. Galda, Esq.